Exhibit 99.4

NOTICE OF CHANGE IN CORPORATE STRUCTURE
Pursuant to Section 4.9 of National Instrument 51-102

Item 1: Names of the Parties to the Transaction

Battle Mountain Gold Inc. (the “Company”, formerly Madison Minerals Inc.) and BMG Mining Inc. (“BMG Mining”, formerly Battle Mountain Gold Inc.).

Item 2: Description of the Transaction

On May 14, 2014, the Company completed a reverse takeover transaction involving BMG Mining and its shareholders (the “Transaction”). Pursuant to a share exchange agreement dated March 13, 2014, among other things, the common shares of the Company were consolidated on a 4:1 ratio, the Company changed its name from Madison Minerals Inc. to Battle Mountain Gold Inc. and the Company issued 15,420,000 common shares to former holders of BMG Mining in exchange for shares of BMG Mining on a 1:1 ratio.

The result of the Transaction was that former holders of BMG Mining held approximately 58% of the Company and BMG Mining became a wholly-owned subsidiary of the Company.

Item 3: Effective Date of the Transaction

May 14, 2014.

Item 4: Names of Each Party that ceased to be a Reporting Issuer after the Transaction and of each Continuing Entity

The Company is the resulting issuer and continues to be a reporting issuer.

Item 5: Date of the Reporting Issuer’s First Financial Year-end after the Transaction

The first financial year-end after the Transaction will be October 31, 2014.

Item 6: The Periods of the Interim and Annual Financial Statements Required to be Filed for the Reporting Issuer’s First Financial Year-end after the Transaction

The following is a summary of the periods, including comparative periods, of the interim financial reports and the annual financial statements required to be filed for the reporting issuer’s first financial year end after the Transaction:

  Unaudited interim consolidated financial statements for the six month period ended April 30, 2014, with comparative period information for the six month period ended April 30, 2013.

  Unaudited interim consolidated financial statements for the nine month period ended July 31, 2014, with comparative period information for the nine month period ended July 31, 2013.

  Audited annual financial statements for the year ended October 31, 2014, with comparative period information for the 12 month period ended October 31, 2013.

Item 7: Documents Filed under National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) Describing the Transaction

A news release announcing the Transaction was filed on SEDAR pursuant section 7.1 of NI 51-102 on March 13, 2014 and April 22, 2014.

The management information circular, letter of transmittal and proxy-related materials with respect to the annual and special meeting of shareholders of Madison held on April 30, 2014 were filed on SEDAR pursuant to section 9.3 of NI 51-102 on March 31, 2014.

A news release announcing the shareholder approval of the Transaction was filed on SEDAR pursuant to section 7.1 of NI 51-102 on April 30, 2014.

A news release announcing the completion of the Transaction was filed on SEDAR pursuant to section 7.1 of NI 51-102 on May 14, 2014.

A material change report with respect to the completion of the Transaction was filed on SEDAR pursuant to section 7.1 of NI 51-102 on May 14, 2013.

DATED May 14, 2014.